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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                             MediQuik Services, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   58500V 10 4
        ---------------------------------------------------------------
                                 (CUSIP Number)


  Grant Gables, 4295 San Felipe, Suite 200, Houston, Texas 77027 (713) 888-1919
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                September 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

-------------------------------------------------------
CUSIP NO.         58500V 10 4
-------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       MiraQuest Ventures LLC
       82-0513083
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b)  X

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO,WC (See Item 3)
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OR ORGANIZATION

       Idaho
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  17,964,316 (73.8%) - comprised of 7,048,996
                                  common; 513,266 preferred, convertible into
                                  10,265,320** common; and one warrant
                                  to purchase 650,000 common.
       NUMBER OF           -----------------------------------------------------
        SHARES               8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                   17,964,316***(73.8%) - comprised of 7,048,996
         EACH                     common; 513,266 preferred, convertible into
       REPORTING                  10,265,320** common; and one warrant
        PERSON                    to purchase 650,000 common.
         WITH              -----------------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                  17,964,316 (73.8%) - comprised of 7,048,996
                                  common; 513,266 preferred, convertible into
                                  10,265,320** common; and one warrant
                                  to purchase 650,000 common.
                           -----------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,964,316 - comprised of 7,048,996 common; 513,266 preferred, convertible into 10,265,320** common; and one warrant to purchase 650,000 common.

       20,281,108 - with respect to the election of directors pursuant to the Voting Agreement described in Item 6 below.
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.8%
       82.4% - with respect to the election of directors pursuant to the
       Voting Agreement described in Item 6 below
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       OO - limited liability company
--------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

**The conversion formula is subject to adjustment pursuant to the attached Stock Purchase Agreement.

***With respect to the election of directors pursuant to the Voting Agreement described in Item 6 below. The Voting Agreement also governs shares beneficially held by Howard B. Butler (498,784), R. Craig Christopher (284,903), The Fisher Group (214,432), The Fisher Management Group, Inc. (159,752), Grant M. Gables (598,213), Jacody Financial, Inc. (424,543), and William J. Marciniak (136,165). There are 0 shares with shared voting power with respect to all other matters.


ITEM 1.  SECURITY AND ISSUER


Class of Equity Security:              Common Stock, $.001 par value

Name of Issuer:                        MediQuik Services, Inc. ("MediQuik")

Address of Principal Executive         4295 San Felipe, Suite 200,
Office of Issuer:                      Houston, Texas  77027


ITEM 2.  IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose     MiraQuest Ventures LLC ("MiraQuest")
Behalf This Statement is Filed:

State of Organization:                 Idaho

Principal Business:                    MiraQuest is a limited liability company
                                       formed for the purposes of owning
                                       facilities for the care of Alzheimer's
                                       and dementia care patients and investing
                                       in companies providing medical supplies
                                       and services.

Address of Principal Business and      3749 N. Cloverdale, Boise, Idaho 83713
Principal Office:


Criminal History:                      During the last five (5) years, neither
                                       MiraQuest nor, to the best of
                                       MiraQuest's knowledge, any of the
                                       executive officers or managers of
                                       MiraQuest listed in Annex A hereto, have
                                       been convicted in a criminal proceeding
                                       (excluding traffic violations or similar
                                       misdemeanors).

Securities Laws Violations:            During the last five (5) years, neither

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                                       MiraQuest nor, to the best of
                                       MiraQuest's knowledge, any of the
                                       executive officers or managers of
                                       MiraQuest listed in Annex A hereto, have
                                       been party to any proceeding pursuant to
                                       which he/she/it was enjoined from future
                                       violations of federal or state
                                       securities laws during the last five
                                       years.


Attached hereto as Annex A is a list of the managers and executive officers of MiraQuest, which contains the following information with respect to each such person:

         (a)      name;
         (b)      business address;
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each person identified in Annex A is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

MiraQuest purchased 7,048,996 shares of common stock of MediQuik, 513,266 shares of Series A preferred stock of MediQuik which are convertible into 10,265,320** shares of common stock of MediQuik, and a warrant for the purchase of 650,000 shares of common stock of MediQuik in exchange for 7,251,600 membership units of MiraQuest and $2,000,000 cash represented in part by the cancellation of $1,300,000 in loans previously made by MiraQuest to MediQuik. The remaining $700,000 of the purchase price, which will come from MiraQuest's working capital, is due by December 31, 2000.

**The conversion formula is subject to adjustment pursuant to the attached Stock Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

MiraQuest and MediQuik entered into a Stock Purchase Agreement dated as of June 30, 2000 (the "Stock Purchase Agreement") pursuant to which the parties agreed to exchange equity interests of each other. Effective September 1, 2000, MiraQuest acquired: (i) 7,048,996 shares of common stock of MediQuik;
(ii) 513,266 shares of Series A preferred stock of MediQuik; and a warrant for the purchase of an additional 650,000 shares of common stock of MediQuik exercisable at a price of $.60 per share. In exchange, MediQuik received 7,251,600 membership units of MiraQuest and $2,000,000 cash represented in part by the cancellation of $1,300,000 in loans previously made by MiraQuest to MediQuik. The remaining $700,000 of the purchase price is due by December 31, 2000. If the remaining $700,000 of the purchase price is not paid by December 31, 2000, then a certain number of shares of Series A preferred stock and a

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certain number of membership units of MiraQuest exchanged in the transaction will be forfeited pursuant to Section 1.7 of the Stock Purchase Agreement.

As a result of the transaction, MediQuik has become a majority-owned subsidiary of MiraQuest. The combining of MiraQuest and MediQuik is intended to strengthen the medical businesses of each company and to create the opportunity for more rapid revenue growth.

As part of the transaction, the size of the board of directors of MediQuik has been set at seven members, and Gene Kusmierz and Keith Fletcher have been appointed directors until the next annual meeting of the stockholders of MediQuik. At such annual meeting, Gene Kusmierz will be elected to the class of directors with a term expiring at the second annual meeting of stockholders after June 30, 2000 and Keith Fletcher will be elected to the class of directors with a term expiring at the third annual meeting of stockholders after June 30, 2000.

In conjunction with the transaction, MediQuik has amended its certificate of incorporation to increase its authorized common stock to 50,000,000 shares and to delete Article XII. MediQuik has also approved the Series A Preferences, attached as Exhibit A to the Stock Purchase Agreement, relating to the Series A preferred stock acquired by MiraQuest. Each share of Series A preferred stock of MediQuik has the voting power, and may be converted into, 20** shares of common stock of MediQuik.

Except as disclosed above, MediQuik does not have any plans or proposals which would relate to or result in any of the events enumerated in items (a) through
(j) of Item 4.

**The conversion formula is subject to adjustment pursuant to the attached Stock Purchase Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


Aggregate number and percentage of     17,964,316 - comprised of 7,048,996
securities beneficially owned:         common; 513,266 preferred, convertible
                                       into 10,265,320** common; and one
                                       warrant to purchase 650,000 common
                                       (representing approximately 73.8% of
                                       MediQuik's common stock).

                                       20,281,108 - with respect to the
                                       election of directors pursuant to the
                                       Voting Agreement described in Item 6
                                       below (representing approximately 82.4%
                                       of MediQuik's common stock).

Number of shares over which reporting  17,964,316 - comprised of 7,048,996
person has sole voting power:          common; 513,266 preferred, convertible


                                       into 10,265,320** common; and one
                                       warrant to purchase 650,000 common.

Number of shares over which            17,964,316*** - comprised of 7,048,996
reporting person has shared power      common; 513,266 preferred, convertible
to vote:                               into 10,265,320** common; and one
                                       warrant to purchase 650,000 common.

                                       There are 0 shares with shared voting
                                       power with respect to all other matters.

Number of shares over which            17,964,316 - comprised of 7,048,996
reporting person has sole power to     common; 513,266 preferred, convertible
dispose:                               into 10,265,320** common; and one
                                       warrant to purchase 650,000 common.

Number of shares over which            0
reporting person has shared power
to dispose:


**The conversion formula is subject to adjustment pursuant to the attached Stock Purchase Agreement.

***With respect to the election of directors pursuant to the Voting Agreement described in Item 6 below. The Voting Agreement also governs shares beneficially held by Howard B. Butler (498,784), R. Craig Christopher (284,903), The Fisher Group (214,432), The Fisher Management Group, Inc. (159,752), Grant M. Gables (598,213), Jacody Financial, Inc. (424,543), and William J. Marciniak (136,165). There are 0 shares with shared voting power with respect to all other matters.

Transactions during the last 60 days:  None.

Other persons who have the right to receive dividends or sale proceeds:  None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As part of the transaction, MiraQuest, MediQuik, Howard B. Butler, Jr., R. Craig Christopher, The Fisher Group, The Fisher Management Group, Inc., Grant
M. Gables, Jacody Financial, Inc., and William J. Marciniak have entered into a Voting Agreement, dated August 29, 2000 (the "Voting Agreement"), in which, among other things, the parties have agreed to vote their shares of capital stock of MediQuik with respect to the election of members of MediQuik's board of directors so that two directors nominated by MiraQuest will be elected and five directors nominated by Howard B. Butler, Jr., R. Craig Christopher, The Fisher Group, The Fisher Management Group, Inc., Grant M. Gables, Jacody Financial, Inc., and William J. Marciniak will be elected. There are no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of MediQuik.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

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Exhibit A - Stock Purchase Agreement between MediQuik Services, Inc, and
MiraQuest Ventures LLC, dated June 30, 2000. All exhibits and schedules pertaining thereto are available upon request from MediQuik.

Exhibit B - Voting Agreement between MiraQuest Ventures LLC, MediQuik Services, Inc., Howard B. Butler, Jr., R. Craig Christopher, The Fisher Group, The Fisher Management Group, Inc., Grant M. Gables, Jacody Financial, Inc., and William J. Marciniak, dated August 29, 2000.

[Signature page follows]

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MIRAQUEST VENTURES LLC

September 8, 2000                   /s/ Keith Fletcher
--------------------                -------------------------------------
Date                                Keith Fletcher, Chief Executive Officer

                                 ANNEX A

The name and present principal occupation or employment of each manager and executive officer of MiraQuest is set forth below.

MANAGERS

Keith Fletcher. Mr. Fletcher is the Chief Executive Officer of MiraQuest. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Brett Ball. Mr. Ball is the Vice President of Ball Enterprises. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

John Galazin. Mr. Galazin is the President of Beauty for All Seasons, International, Inc. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Brett Wright. Mr. Wright is the Chief Executive Officer of Ball Enterprises. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Edward Hess. Mr. Hess currently sits on the board of directors of Ashley Manor Care Centers, Inc. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Allen Ball. Mr. Ball serves as the Chairman of the Board of Directors of Melaleuca. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

David A. Fales. Mr. Fales is the Vice President of Marketing of MiraQuest. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Bob Spiel. Mr. Spiel is the Chief Operations Officer of MiraQuest. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

Mark Renberg. Mr. Renberg is the Chief Financial Officer of MiraQuest. His business address is 3749 N. Cloverdale, Boise, Idaho 83713.

                                  ANNEX B

Background information regarding persons who have shared voting power with MiraQuest.

Howard B. Butler, Jr. Mr. Butler's principal occupation is that of an attorney. He is also the Secretary of MediQuik. His residence is located at 7800 Doliver #38, Houston, TX 77063. The principal address of MediQuik is 4295 San Felipe, Ste 200, Houston, TX 77027. Mr. Butler is a United States citizen.

R. Craig Christopher. Mr. Christopher's principal employment is Vice President of Product Fulfillment for MediQuik. His principal place of business is located at 4295 San Felipe, Ste 200, Houston, TX 77002. Mr. Christopher is a United States citizen.

The Fisher Group. The Fisher Group is an Oklahoma limited partnership. It is principally in the business of distributing medical supplies. Its principal office is located at 3121 Buffalo Speedway, Suite 5407, Houston, Texas 77098.

The Fisher Management Group, Inc. The Fisher Management Group, Inc. is an Oklahoma corporation. It is principally in the business of chronic disease management. Its principal office is located at 3121 Buffalo Speedway, Suite 5407, Houston, Texas 77098.

Grant M. Gables. Mr. Gables's principal employment is President of MediQuik. His principal place of business is 4295 San Felipe, Ste 200, Houston, TX 77027. Mr. Gables is a United States citizen.

Jacody Financial, Inc. Jacody Financial, Inc. is a Texas corporation. It is primarily in the business of providing financial consulting services. Its principal office is located at 5773 Woodway #306, Houston, TX 77057.

William J. Marciniak. Mr. Marciniak's principal employment is Vice President of Marketing of MediQuik. His residence is located at 908 Angler, Schertz, TX 78154. Mr. Marciniak is a United States citizen.

During the last five years, none of Howard B. Butler, Jr., R. Craig Christopher, The Fisher Group, The Fisher Management Group, Inc., Grant M. Gables, Jacody Financial, Inc. or William J. Marciniak, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               EXHIBIT INDEX

Exhibit A - Stock Purchase Agreement between MediQuik Services, Inc, and MiraQuest Ventures LLC, dated June 30, 2000. All exhibits and schedules pertaining thereto are available upon request from MediQuik.

Exhibit B - Voting Agreement between MiraQuest Ventures LLC, MediQuik Services, Inc., Howard B. Butler, Jr., R. Craig Christopher, The Fisher Group, The Fisher Management Group, Inc., Grant M. Gables, Jacody Financial, Inc., and William J. Marciniak, dated August 29, 2000.